SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6 – Final Amendment)

UGLY DUCKLING CORPORATION

(Name of Subject Company (Issuer))

UDC ACQUISITION CORP.
(Offeror and Affiliate of Issuer)

UDC HOLDINGS CORP.
(Offeror and Affiliate of Issuer)

ERNEST C. GARCIA II
(Offeror and Affiliate of Issuer)

GREGORY B. SULLIVAN
(Offeror and Affiliate of Issuer)

COMMON STOCK
(Title of Class of Securities)

903512 10 1
(CUSIP Number of Class of Securities)

Steven P. Johnson, Esq	With Copy to:

2575 East Camelback Road Suite 700 Phoenix, Arizona 85016 (602) 778-5003	Christopher D. Johnson Squire, Sanders & Dempsey L.L.P. 40 North Central Avenue, Suite 2700 Phoenix, Arizona 85004 (602) 528-4046

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person)

CALCULATION OF FILING FEE

Transaction value (1)	Amount of Filing Fee (2)

$16,845,160	$3,369.03

(1)	Solely for the purpose of calculating the filing fee and based on 4,772,000 shares of common stock, $.001 par value per share, of Ugly Duckling Corporation (which is the aggregate maximum number of shares of common stock subject to the tender) at $3.53 per share.

(2)	Fee calculated in accordance with Rule 0-11(a)(4) and Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,439.62	Filing Party:	Ernest C. Garcia II

Form or Registration No.:	SC TO-T	Date Filed:	November 26, 2001

Amount Previously Paid:	$929.41	Filing Party:	UDC Acquisition Corp., et al

Form or Registration No.:	SC TO-T	Date Filed:	December 13, 2001

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing if a final amendment reporting the results of the tender offer:

Cusip No. 903512 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         UDC Acquisition Corp., I.R.S. Identification No. 86-1047757

2.	Check the Appropriate Box if a Member of a Group

         (a)

         (b)

3.	SEC Use Only

4.	Source of Funds

         AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization

         Delaware

Number of	7.	Sole Voting Power: 3,773,499

Shares

Beneficially	8.	Shared Voting Power: -0-

Owned by

Each	9.	Sole Dispositive Power: 3,773,499

Reporting

Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,773,499

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13.	Percent of Class Represented by Amount in Row (11): 30.7%

14.	Type of Reporting Person

         CO

Cusip No. 903512 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         UDC Holdings Corp., I.R.S. Identification No. 86-1048092

2.	Check the Appropriate Box if a Member of a Group

         (a)

         (b)

3.	SEC Use Only

4.	Source of Funds

         AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization

         Delaware

Number of	7.	Sole Voting Power: 3,773,499

Shares

Beneficially	8.	Shared Voting Power:-0-

Owned by

Each	9.	Sole Dispositive Power: 3,773,499

Reporting

Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,773,499

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13.	Percent of Class Represented by Amount in Row (11): 30.7%

14.	Type of Reporting Person

         CO

Cusip No. 903512 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Ernest C. Garcia II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)

3.	SEC Use Only

4.	Source of Funds:

         PF, OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power: 11,255,699 (includes options to purchase 40,000 shares)

Shares

Beneficially	8.	Shared Voting Power: -0-

Owned by

Each	9.	Sole Dispositive Power: 11,255,699 (includes options to purchase 40,000 shares)

Reporting

Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,255,699 (includes options to purchase 40,000 shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13.	Percent of Class Represented by Amount in Row (11): approximately 91.7%

14.	Type of Reporting Person: IN

Cusip No. 903512 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Gregory B. Sullivan

2.	Check the Appropriate Box if a Member of a Group

         (a)

         (b)

3.	SEC Use Only

4.	Source of Funds: PF, OO, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power: 828,149 (includes options to purchase 391,000 shares and 377,349 shares which may be attributable to Mr. Sullivan through his ownership interest in UDC Acquisition Corp.)

Shares

Beneficially	8.	Shared Voting Power: -0-

Owned by

Each Reporting	9.	Sole Dispositive Power: 828,149 (includes options to purchase 391,000 shares and 377,349 shares which may be attributable to Mr. Sullivan through his ownership interest in UDC Acquisition Corp.)

Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 828,149 (includes options to purchase 391,000 shares and 377,349 shares which may be attributable to Mr. Sullivan through his ownership interest in UDC Acquisition Corp.)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares :

13.	Percent of Class Represented by Amount in Row (11): approximately 6.7%

14.	Type of Reporting Person: IN

         This Amendment No. 6 amends and supplements the Tender Offer Statement, Schedule 13e-3 Transaction Statement, and Schedule 13D/A filed under cover of Schedule TO (“Original Statement”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2001, as amended and supplemented by: (i) Amendment No. 1, filed with the SEC on December 4, 2001; (ii) Amendment No. 2, filed with the SEC on December 10, 2001; (iii) Amendment No. 3, filed with the SEC on December 11, 2001; (iv) Amendment No. 4 filed with the SEC on December 13, 2001; and (v) Amendment No. 5 filed with the SEC on December 14, 2001. Capitalized terms not defined herein shall have the same meaning as in the Original Statement and Amendment Nos. 1-5.

ITEM 12.          MATERIAL TO BE FILED AS EXHIBITS.

(a)(v)(ix)           Press Release, dated January 17, 2002

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

         At 5:00 p.m. Mountain Standard Time, on Wednesday, January 16, 2002, the Amended Offer expired. Based upon preliminary information from the Depositary, as of the expiration of the Amended Offer, stockholders of Ugly Duckling Corporation, a Delaware corporation (the “Company”), had tendered and not withdrawn approximately 3,773,499 Shares (including Shares tendered pursuant to the guaranteed delivery procedures), which represents approximately 79.1% of the outstanding Shares not owned by Ernest C. Garcia II, the founder, majority shareholder and Chairman of the Company, Gregory B. Sullivan, the President and Chief Executive Office of the Company, or their respective affiliates. As a result of the acquisition of the Shares pursuant to the Amended Offer and combined with the Shares already owned by Mr. Garcia, Mr. Sullivan and their affiliates, UDC Acquisition Corp, a Delaware corporation wholly owned by Mr. Garcia and Mr. Sullivan (“UDC Acquisition”), owns approximately 91.9% of the total outstanding Shares. All Shares validly tendered prior to the expiration of the Amended Offer were accepted for payment.

         Pursuant to the Merger Agreement, UDC Acquisition intends to complete a short-form merger with and into the Company without any further action from the Company’s stockholders. In the Merger, the Shares held by the Company’s remaining stockholders (other than UDC Acquisition, Mr. Garcia, Mr. Sullivan and their respective affiliates) will be converted into the right to receive $3.53 per share, subject to the exercise of appraisal rights under Delaware law.

         The full text of the press release announcing completion of the Amended Offer is attached as Exhibit (a)(v)(ix) hereto and incorporated by reference.

SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2002

UDC Holdings Corp.

By: /s/ Ernest C. Garcia

Name: Ernest C. Garcia

Title: President

UDC Acquisition Corp.

By: /s/ Ernest C. Garcia

Name: Ernest C. Garcia

Title: President

Ernest C. Garcia II

/s/ Ernest C. Garcia II

Gregory B. Sullivan

/s/ Gregory B. Sullivan

EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated November 26, 2001.[1]

(a)(1)(ii)	Letter of Transmittal with Substitute Form W-9.[1]

(a)(1)(iii)	Notice of Guaranteed Delivery.[1]

(a)(1)(iv)	Amended and Restated Offer to Purchase, dated December 11, 2001.[2]

(a)(1)(v)	Amended and Restated Offer to Purchase, dated December 13, 2001.[3]

(a)(1)(vi)	Amended and Restated Offer to Purchase, dated December 14, 2001.[21]

(a)(1)(vii)	Amended and Restated Letter of Transmittal with Substitute Form W-9.[21]

(a)(1)(viii)	Amended and Restated Notice of Guaranteed Delivery.[21]

(a)(1)(ix)	Notice to Shareholders.[21]

(a)(2)	None.

(a)(3)(i)	See Offer to Purchase, dated November 26, 2001, attached hereto as Exhibit (a)(1)(i)

(a)(3)(ii)	Schedule 14D-9 filed on December 7, 2001.[4]

(a)(3)(iii)	Letter to Stockholders, dated December 7, 2001.[5]

(a)(3)(iv)	Amendment No. 1 to Schedule 14D-9 filed on December 10, 2001.[6]

(a)(3)(v)	Amendment No. 2 to Schedule 14D-9 filed on December 13, 2001.[7]

(a)(3)(v)	Amendment No. 3 to Schedule 14D-9 filed on December 14, 2001.[8]

(a)(3)(vi)	Revised Recommendation Letter to Stockholders, dated December 14, 2001.[9]

(a)(4)	Not applicable.

(a)(5)(i)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]

(a)(5)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]

(a)(5)(iii)	Form W-9 Guidelines.[1]

(a)(5)(iv)	Summary Advertisement as published in the Wall Street Journal on November 26, 2001.[1]

(a)(5)(v)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[21]

(a)(5)(vi)	Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[21]

(a)(5)(vii)	Press Release, dated December 4, 2001.[10]

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Exhibit No.	Description

(a)(v)(viii)	Press Release, dated December 10, 2001.[11]

(a)(v)(ix)	Press Release, dated January 17, 2002.*

(b)(i)	Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One Arizona, N.A.[12]

(b)(ii)	Form of Promissory Note by UDC Holdings Corp., in favor of Verde Investments, Inc.[3]

(c)(i)	U.S. Piper Jaffray Presentation, dated December 5, 2001.[13]

(c)(ii)	U.S. Bancorp Piper Jaffray Fairness Opinion.[14]

(d)(i)	Proxy Statement for 2001 Annual Meting of Ugly Duckling Corporation; “Proposal to be Voted On – Issuance of Warrants.”[15]

(d)(ii)	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.[16]

(d)(iii)	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.[16]

(d)(iv)	Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.[16]

(d)(v)	Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.[16]

(d)(vi)	Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia, II, Joanne E. Garcia, Arbco Associates, L.P. and Kayne Anderson Capital Income Partners, L.P.[16]

(d)(vii)	Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation.[16]

(d)(viii)	Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.[17]

(d)(ix)	Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia, II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.[17]

(d)(x)	Agreement and Plan of Merger, dated December 10, 2001, by and among UDC Acquisition Corp., UDC Holdings Corp., Gregory B. Sullivan, Ernest C. Garcia II and Ugly Duckling Corporation.[18]

(d)(xi)	Memorandum of Understanding, dated December 9, 2001.[3]

(d)(xii)	Form of Stock Option Agreement between Gregory B. Sullivan and Ugly Duckling Corporation.[19]

(f)	Section 262 of the Delaware General Corporation Law.[20]

(g)	None.

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(h)	None.

1.	Previously filed with the SEC on November 26, 2001, as an exhibit to the Schedule TO filed by Ernest C. Garcia II.

2.	Previously filed with the SEC on December 11, 2001, as an exhibit to Amendment No. 3 to the Schedule TO-T/A filed by UDC Acquisition Corp., UDC Holdings Corp., Ernest C. Garcia II and Gregory B. Sullivan.

3.	Previously filed with the SEC on December 13, 2001, as an exhibit to Amendment No. 4 to the Schedule TO-T/A filed by UDC Acquisition Corp., UDC Holdings Corp., Ernest C. Garcia II and Gregory B. Sullivan.

4.	Incorporated by reference to Schedule 14D-9 filed by Ugly Duckling Corporation on December 7, 2001.

5.	Incorporated by reference to Exhibit 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 7, 2001.

6.	Incorporated by reference to Amendment No. 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 10, 2001.

7.	Incorporated by reference to Amendment No. 2 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 13, 2001.

8.	Incorporated by reference to Amendment No. 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 14, 2001.

9.	Incorporated by reference to Exhibit 8 to Amendment No. 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 14, 2001.

10.	Incorporated by reference to Exhibit 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 7, 2001.

11.	Incorporated by reference to Exhibit 5 to Amendment No. 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 10, 2001.

12.	Previously filed with the SEC on October 31, 2001, as an exhibit to Amendment No. 1 to the Schedule 13E-3 filed by Ernest C. Garcia II.

13.	Incorporated by reference to Exhibit 6 to Amendment No. 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 14, 2001.

14.	Exhibit 7 to Amendment No. 2 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 13, 2001.

15.	Incorporated by reference to Proxy Statement on Form DEF 14A filed by Ugly Duckling Corporation on November 13, 2001.

16.	Previously filed with the SEC on January 25, 2001, as an exhibit to the Schedule 13E-3 filed by Ernest C. Garcia II.

17.	Previously filed with the SEC on April 2, 2001, as an exhibit to Amendment No. 5 to the Schedule 13D filed by Ernest C. Garcia II.

18.	Incorporated by reference to Exhibit 4 to Amendment No. 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 10, 2001.

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19.	Incorporated by reference to Exhibit 10 to Amendment No. 9 to Schedule 13D filed by Ernest C. Garcia, Gregory B. Sullivan, UDC Acquisition Corp. and UDC Holdings Corp. on December 13, 2001.

20.	Appendix B to the Amended and Restated Offer to Purchase, dated December 14, 2001.

21.	Previously filed with the SEC on December 14, 2002, as an exhibit to Amendment No. 5 to the Schedule TO–T/A filed by UDC Acquisition Corp., UDC Holdings Corp., Ernest C. Garcia II and Gregory B. Sullivan.

•	Filed herewith.

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